UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

for the month of July 2017

Commission File Number 001-37825

Talend S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

9, rue Pages, 92150 Suresnes, France

+33 (0) 1 46 25 06 00

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Talend, Inc.

800 Bridge Parkway, Suite 200

Redwood City, CA 94065

(650) 539-3200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Appointment of New Director

On July 31, 2017, Talend S.A. (the “Company”) issued a press release to announce that it has appointed Nora Denzel as a director of the Company, effective July 28, 2017. The Board of Directors of the Company (the “Board”) has affirmatively determined that Ms.  Denzel is independent under the applicable rules and regulations of the Securities and Exchange Commission and the listing standards of the NASDAQ Stock Market. Ms. Denzel will serve on the Audit Committee of the Board.

Ms. Denzel’s appointment filled the vacancy on the Board created by the prior resignation of Mr. Matthieu Baret from the Board. Ms. Denzel will serve in the class of directors whose term expires at the annual shareholder meeting to be held in 2019. Ratification of Ms. Denzel’s appointment will be sought at the Company’s next general shareholders’ meeting.

A copy of the press release is attached hereto as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

SIGANATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Talend S.A.

Date: July 31, 2017	By:	/s/ THOMAS TUCHSCHERER
Thomas Tuchscherer
Chief Financial Officer (Principal Financial Officer)

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Press Release, dated July 31, 2017.